                          [Clifford Chance Letterhead]

June 9, 2006

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C.  20549
Attention:        Larry Greene, Division of Investment Management

Mail Stop 0505

         RE:      MORGAN STANLEY MONEY MARKET FUNDS PROXY

Dear Mr. Greene:

         Thank you for your telephonic comments on May 24, 2006 regarding the joint preliminary proxy statement on Schedule 14A (the "Proxy Statement") for the Morgan Stanley Money Market Funds (each, a "Fund" and collectively, the
"Funds") filed with the Securities and Exchange Commission (the "Commission") on
May 19, 2006. The Proxy Statement relates to the election of Trustees/Directors and changes to certain of the fundamental investment policies of the Funds.
Below, we describe the changes made to the Proxy Statement in response to the
Staff's comments and provide any responses to or any supplemental explanations of such comments, as requested.

         The Funds have considered the Staff's comments and have authorized us to make on their behalf the responses and changes discussed below to the Proxy
Statement. These changes will be reflected in a definitive proxy statement on
Schedule 14A (the "Definitive Proxy Statement"), which will be filed via EDGAR on or about June 9, 2006.

                  COMMENTS TO PROXY STATEMENT
                  ---------------------------

COMMENT 1.        PLEASE INCLUDE IN THE PROXY STATEMENT THE ESTIMATED COSTS
                  TO BE INCURRED IN CONNECTION WITH THE SHAREHOLDERS MEETINGS.

                         Response 1. Such disclosure has been added to the fifth
                         paragraph on page 1 of the Definitive Proxy Statement.

COMMENT 2.        CONFIRM WHETHER THE PROXY STATEMENT CONTAINS DISCLOSURE
                  REGARDING THE TREATMENT OF ABSTENTIONS AND BROKER "NON-VOTES"
                  FOR PURPOSES OF APPROVING THE PROPOSALS.

                         Response 2. Disclosure regarding the treatment of
                         abstentions and broker "non-votes" has been added after
                         the chart on page 3 of the Definitive Proxy Statement.

COMMENT 3.        EXPLAIN HOW THERE WILL BE NO MATERIAL CHANGE IN THE FUNDS'
                  RISKS OR THE MANNER IN WHICH THE FUNDS WILL OPERATE, GIVEN THE
                  POTENTIAL INCREASED USE OF BORROWINGS AND DERIVATIVES, SUCH AS
                  OPTIONS, FUTURES AND SWAPS, IF PROPOSALS 3B AND 3D ARE
                  APPROVED.

                         Response 3. While the proposed fundamental policy
                         changes would permit the Funds to borrow money and
                         enter into derivative transactions to the extent
                         allowed under the Investment Company Act of 1940, as
                         amended (the "Investment Company Act"), there is no
                         current intention that any Fund will either increase
                         its borrowing capacity or increase its use of options,
                         futures or swaps as a result of the approval of this
                         Proposal. Any such increase would require prior Board
                         approval.

COMMENT 4.        REGARDING THE DISCLOSURE IN PROPOSAL 2.A., PLEASE CONFIRM
                  WHETHER A FUND'S COLLATERAL REQUIREMENTS CAN BE "OFTEN LARGER
                  THAN" THE PRINCIPAL AMOUNT OF THE LOAN.

                         Response 4. We have revised the disclosure to read
                         "These collateral requirements are typically for
                         amounts at least equal to, and in certain cases larger
                         than, the principal amount of the loan."

COMMENT 5.        REGARDING PROPOSAL 2.I., PLEASE DISCLOSE ADDITIONALLY THE
                  BENEFITS OF JOINT SECURITIES ACCOUNTS.

                         Response 5. As stated in the Proxy Statement, it is
                         currently anticipated that these Funds would pool their
                         excess cash in joint repurchase agreement accounts for
                         overnight cash management purposes. We have added
                         disclosure to the effect that typically, these joint
                         repurchase agreements would have a higher interest rate
                         and would otherwise be more economical than separate
                         repurchase agreements.

COMMENT 6.        REGARDING PROPOSAL 3.A., CONFIRM WHETHER ANY OF THE FUNDS
                  CONTEMPLATES SEEKING EXEMPTIVE RELIEF FROM THE DIVERSIFICATION
                  PROVISIONS OF THE INVESTMENT COMPANY ACT.

                         Response 6. None of the Funds contemplates seeking
                         exemptive relief from the diversification requirements
                         under the Investment Company Act. If Proposal 3A is
                         approved by shareholders, it would permit a Fund to
                         seek such relief if it were determined to be
                         appropriate at some point in the future.

COMMENT 7.        REGARDING PROPOSAL 3.A., CONSIDER ADDING DISCLOSURE REGARDING
                  THE DIVERSIFICATION REQUIREMENTS FOR REGULATED INVESTMENT
                  COMPANIES ("RICS") UNDER SUBCHAPTER M OF THE INTERNAL REVENUE
                  CODE OF 1986, AS AMENDED ("SUBCHAPTER M").

                         Response 7. Disclosure has been added to Proposal 3.A.
                         of the Definitive Proxy Statement to the effect that
                         each Fund will continue to comply with the
                         diversification and other requirements of Subchapter M
                         in order to qualify for the special tax treatment
                         afforded RICs.

COMMENT 8.        REGARDING PROPOSAL 3.B., PLEASE CONFIRM WHETHER THE FUNDS
                  TREAT CERTAIN DERIVATIVE STRATEGIES AS "BORROWINGS".

                         Response 8. The Funds do not treat their derivatives as
                         borrowings. In accordance with Dreyfus Strategic
                         Investing & Dreyfus Strategic Income (pub.

                                       2

                         avail. June 22, 1987), the Funds either meet the
                         segregation requirements or "cover" their derivative
                         positions so as to eliminate any potential leveraging
                         issues.

COMMENT 9.        REGARDING PROPOSAL 3.D., PLEASE CONFIRM WHETHER THE FUNDS'
                  INCREASED ABILITY TO ENGAGE IN DERIVATIVES WILL CAUSE ANY
                  ISSUES IN LIGHT OF REVENUE RULING 2006-1 REGARDING THE FUNDS'
                  ABILITY TO COMPLY WITH SUBCHAPTER M.

                         Response 9. We can confirm that the modification of the
                         fundamental policy regarding the Funds' investment in
                         commodities, commodity contracts and futures contracts,
                         in light of Revenue Ruling 2006-1, will not give rise
                         to any issues with respect to the Funds' ability to
                         comply with the "qualifying income requirement" of
                         Subchapter M.

COMMENT 10.       REGARDING PROPOSAL 3.D., PLEASE ADD DISCLOSURE AS TO THE KIND
                  OF "OTHER DERIVATIVES" THE FUNDS WOULD CONSIDER INVESTING IN.

                         Response 10. We have modified the disclosure in
                         Proposal 3.D. to read:

                                    "The extent to which any such Fund may
                           invest in futures contracts or other derivatives,
                           including options, futures contracts and related
                           options thereon, forward contracts, swaps, caps,
                           floors, collars and any other financial instruments,
                           will be disclosed in its prospectus and/or statement
                           of additional information."

COMMENT 11.       REGARDING PROPOSAL 4.B., PLEASE DISCLOSE WHETHER THE FUNDS'
                  ABILITY TO INVEST IN OTHER INVESTMENT COMPANIES WOULD INCLUDE
                  THEIR ABILITY TO INVEST IN EXCHANGE-TRADED FUNDS ("ETFS").

                         Response 11. We have added disclosure that if Proposal
                         4.B. is approved by shareholders, the Funds would be
                         permitted to invest in ETFs.

COMMENT 12.       REGARDING PROPOSAL 4.B., CONSIDER ADDING DISCLOSURE ABOUT THE
                  DUPLICATION OF FEES ASSOCIATED WITH THE FUNDS INVESTING IN
                  OTHER INVESTMENT COMPANIES.

                         Response 12. We have added the following disclosure to
                         Proposal 4.B.:

                                    "To the extent a Fund invests a portion of
                           its assets in shares of other investment companies,
                           the Fund also will bear its proportionate share of
                           the expenses of the purchased investment company in
                           addition to its own expenses."

COMMENT 13.       PLEASE DO NOT USE ALL CAPS FOR THE PARAGRAPH THAT ASKS THE
                  SHAREHOLDERS TO VOTE "FOR" THE VARIOUS PROPOSALS.

                         Response 13. We have modified this paragraph to be in
                         sentence case.

COMMENT 14.       PLEASE CONFIRM WHETHER THERE IS A PRIOR NOTICE REQUIREMENT
                  IN ORDER FOR A SHAREHOLDER TO SUBMIT A PROPOSAL UPON ATTENDING
                  THE RELEVANT SHAREHOLDERS MEETING.

                         Response 14. We can confirm that there is no such prior
                         notice requirement.

                                       3

                  COMMENT TO FORM OF PROXY CARDS

COMMENT 15.       IN RESPECT OF THE FUNDAMENTAL POLICY PROPOSALS, CONSIDER
                  ADDING AN OPTION TO PERMIT SHAREHOLDERS TO VOTE "AGAINST ALL
                  EXCEPT".

                           Response 15. We have revised the proxy cards so that
                           the shareholders will vote separately on each
                           fundamental policy proposals. In addition to the
                           separate policy proposals, the revised proxy cards
                           have "For all" but not "Against all." Accordingly, we
                           believe that this comment is no longer applicable.

         As you have requested and consistent with SEC Release 2004-89, the
Funds hereby acknowledge that:

o        each Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

o        the Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the
         Commission from taking any action with respect to the filings; and

o        each Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-8110 or Edward Meehan at (212) 762-8687. Thank you.

Best regards,

/s/ Richard Horowitz

Richard Horowitz